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                          December 23, 2022

       Brian M. Strem, Ph.D.
       Chief Executive Officer
       Kiora Pharmaceuticals, Inc.
       1371 East 2100 South, Suite 200
       Salt Lake City, UT 84105

                                                        Re: Kiora
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2022
                                                            File No. 333-268940

       Dear Brian M. Strem:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert A. Petitt, Esq.